Exhibit 99.1

TECHNIP

STOCK OPTION PLAN RULES

Authorization of

the Extraordinary General Meeting

of April 29, 2010

TRANCHE 3

Board of Directors of March 4, 2011

Grant of Stock Options

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This stock option plan (the “Plan”) to subscribe shares of Technip (the “Company”) is established pursuant to the provisions of the 15th and 16th resolutions of the April 29, 2010 General Shareholders’ Meeting authorizing the Board of Directors, for a period of 24 months, to grant Options giving the right to purchase existing shares or giving the right to subscribe to new shares issued by the Company by capital increase.

The purpose of the Plan is to strengthen the Group’s spirit and its cohesion. Stock Options are a vital tool for the motivation and loyalty of employees and for aligning the interests of employees and shareholders.

1.	BENEFICIARIES

The potential Beneficiaries of the Options are the employees and executive officers, eligible pursuant to article L. 225-185 of the French Code of Commerce, of the Company and its affiliates within the meaning of article L. 225-180 of the French Code of Commerce (the “Technip Group”), as at the date the Options are granted and not working out notice following dismissal or resignation on said date (work on notice in case of resignation followed by an employment contract with an affiliate of the Technip Group as an intra-Group move would not hinder such grant of Options).

The Board of Directors decides the Beneficiaries and the respective number of Options on the day of grant.

2.	NATURE OF OPTIONS

The exercise of granted Options will allow the Beneficiaries to subscribe new shares issued by the Company by capital increase.

The rights attached to the Options are non-transferable, except in the case of death, in which case the Beneficiary’s heirs may exercise the Options within six months from the date of death.

3.	EXERCICE PRICE

The exercise price of the Options is set by the Board of Directors on the day of grant. This price is without discount and equal to the average share price on the Euronext Paris market, during the twenty trading days preceding the day of grant.

Upon occurrence of decisions having an impact on the capital stock of the Company, the Board of Directors shall make the necessary adjustments in accordance with articles L. 225-181 and L. 228-99 of the French Commercial Code.

4.	VALIDITY OF THE OPTIONS

The Options granted under the present Plan are exercisable upon expiry of a four-years (4) period and shall have a maximum six-years (6) term starting from date of grant by the Board of Directors, which may nevertheless set a shorter period for all or part of the Options and/or of the Beneficiaries.

The Options not exercised within this six years term will become void and therefore will cease to be exercisable.

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5.	CONDITIONS FOR EXERCISING THE OPTIONS

5.1	General conditions

5.1.1	The exercise of Options under this Plan is subject to the condition that the Beneficiary remains an employee or an Executive Officer until the Date of exercise of the Options.

In this respect, the loss of the right to exercise of the Options arises on the date of receipt (or the first delivery attempt) of the notice of dismissal or remittance of the resignation letter, notwithstanding any notice period, whether or not completed, or in the case of an Executive Officer, upon expiration of this term, the date of his dismissal or notification of such dismissal (if the Beneficiary did not attend the Board Meeting having made such decision). It is specified that the sole loss of the position as Executive Officer does not generate the loss of the right to exercise of the Options in the case of a Beneficiary being an Executive Officer with an employment contract.

5.1.2	However as an exception to the provisions of Article 5.1.1. hereabove, the right to exercise the Options is maintained in the following situations:

5.1.2.1	Retirement leave once satisfying the legal minimum period of contributions to the National Insurance in France (or corresponding rules in other countries).

5.1.2.2	Disability classified in categories two or three provided in article L.431-4 of the French Social Security Code or corresponding rules in other countries. In such a case the exercise of options by the Beneficiary shall occur prior to the end of the four years period referred to in Article 4

5.1.2.3	Redundancy or dismissal for any reasons other than gross or willful misconduct or negotiated leave.

5.1.2.4	Departure from the Group in the context of a sale of assets.

5.1.2.5	Waiver of the condition mentionned in Article 5.1.1 above if granted by the Board of Directors.

5.1.3	Case of death

In the event of death of the Beneficiary prior to the date of exercise of the Options, his heirs may request, within six months of the dated of death, the Options according to the provisions of Article 5.2 2 hereunder.

5.2	Conditions relating to the number of Options

5.2.1	Principle

The number of Options to be exercised is determined by the level of achievement of the Performance Conditions at that date, in accordance with Annex I of these Rules.

5.2.2	Exceptions

5.2.2.1	Death – Disability

As an exception to the provisions of article 5.2.1, the number of options to be delivered in the cases of disability (article 5.1.2.2) or death (article 5.1.3) of the Beneficiary, shall be the whole of the options granted to him by the Board of Directors disregarding the Performance Conditions referred to in article 5.2.1.

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5.2.2.2	Take over bid or exchange offer on the shares of the Company

As an exception to the above provisions, Beneficiaries may exercise their Options before the expiration of the four-years period referred in Article 4 should the Company be subject to a public take-over bid or an exchange offering. In this case, the Beneficiaries may exercise their Options upon the effective opening of such offer pursuant to the conditions in article L.231-32 of the general rules of the French Autorité des Marchés Financiers.

The early exercise of the Options pursuant to the provisions of the above paragraph, shall apply to the whole of the Options granted to the Beneficiaries whose situation is in compliance with Article 5.1 hereabove, disregarding the Performance Conditions referred to in Article 5.2.1.

5.3	Suspension of the right to exercise Options

The Board of Directors may temporarily suspend the right to exercise Options, for a maximum period of three months, in the event of an issuance of new equity securities or securities giving access to share capital as well as in the event of a merger of de-merger of the Company. The Beneficiaries involved shall in this case be individually informed of the duration of this suspension period.

5.4	Disposal and hedging of shares are prohibited

The grant of options is personal in essence and the rights attached cannot be sold or transferred during the four-years period. No pledge or surety can be instituted on the options. Any hedging, forward sales and put or call options on the same, which have an adverse effect on the economic rationale of this Plan, are also prohibited.

6.	MODE OF EXERCICE OF OPTIONS

Exercise of Options should apply at least to a minimum of 100 Options or to the balance of Options should it be lower than 100.

As a condition of the validity of the exercise of Options, each Beneficiary must send his exercise request to the Managing Bank, which consists of:

•	A completed and signed Options exercise form,

•	Except in the case of a cash-less exercise, payment made to the Managing Bank amounting to the global exercise price of the exercised Options.

After receiving the Company’s approval on such exercise (which requires the clearance by th Group Chief Financial Officer in the case of insiders listed in accordance with article L 621-18-4 al. 1 of the French Monetary and Financial Code), the Managing Bank checks that the number of exercised Options does not exceed the number to the Options exercisable pursuant to the level of achievement of the performance condition applicable to the said Options. The Managing Bank processes the request of the Beneficiary within the limits of the number of exercisable Options defined herein and delivers the corresponding number of shares of the Beneficiary or, upon instruction of the latter, carries out the resale of such shares and transfers the net sales proceeds thereof to the Beneficiary.

By returning the acknowledgement of receipt of the rules of the Plan, the Beneficiaries having tax residence outside of France authorize the Managing Bank to retain, as long as needed, the amount of all costs and taxes or similar expenses, the payment of which will be due following the exercise of the Options or the transfer of the shares and shall be carried out to the relevant entities by the employer.

Specific conditions will be applied in the case of the exercise of Options pursuant to the Group Company Savings Plan (PEG).

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7.	NATURE AND RIGHTS OF ENTITLEMENT OF SHARES

The shares subscribed by exercise of Options shall be kept as registered shares in an individual account opened in the books held by the Managing Bank.

These shares shall benefit from all shareholders’ rights as of the first day of the Company’s fiscal year on which the Options have been exercised. With regards to the distribution of dividends, the shares issued upon exercise of Options shall entitle the Beneficiary to paid dividends from the year during which said Options have been exercised. On the contrary, said shares shall not entitle the Beneficiary to paid dividends from the previous year irrespective of the date on which the Options were exercised. These shares shall be subject to all the statutory provisions and decisions of the General Meetings with regard to the rights to which they give access.

Each Beneficiary may deposit its shares created by the exercise of Options in the Group Company Savings Plan (PEG) in accordance with article L-3332-25 of the French Labour Code, or in any other type of Fund selected by the Company. Shares deposited on the PEG shall remain unavailable for sale for a period of 5 years from the date of deposit.

8.	INFORMATION OF THE BENEFICIARIES

Notification of the Allocation of Options to the Beneficiaries is made in the form of a letter by the Chief Executive Officer of the Company, or any other person chosen by him or by the Board of Directors, sent by mail or hand-delivered, along with a copy of these Rules, and specifying the number of Options granted to the Beneficiary, the Performance Conditions, the period of exercise of the Options, as well as, as the case may be, the specific provisions applicable to the relevant Beneficiary.

Each Beneficiary shall acknowledge receipt (i) of these Rules, (ii) of the letter of notification and (iii) acceptance of the grant of options, by returning within one month from the date of grant a signed and dated copy of said letter. Failing to do so he will loose his rights to the Options.

9.	AMENDMENTS TO THE PLAN AND NOTIFICATIONS

9.1	This Plan may be amended by the Board of Directors.

However, no amendment may be made to this Plan without the Beneficiary’s consent if it would be unfavorable to the Beneficiary, unless such modification would result from a new law or regulatory enactment or any other enforceable provision applicable to the Company.

9.2	Notifications may be made by any means, including by internal mail, regular mail, or mail with acknowledgement of receipt, by fax or by electronic mail to the address or fax number indicated by the Beneficiary.

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10.	BENEFICIARIES NON RESIDING IN FRANCE

10.1	As concern Beneficiary subject to taxations in the United States of America, the Plan shall be construed and enforced so that the exercises of Options and the delivery of shares shall not result in a differed compensation under Section 409 A of the US Internal Revenue Code of 1986, as modified.

10.2	The Beneficiary’s eligibility to participate in the Plan, the exercise of Options and the delivery of Shares are contingent on the Company and/or the companies in its Group obtaining the necessary or desirable local authorizations, settlements or formality, in the relevant countries. As for the United States, while the grant of Options and the acquisition of shares by an American resident is possible in accordance with current American tax and securities regulations, if there is a change to such regulations or the interpretations thereof, or their interpretation by the Company, making it impossible or inopportune the delivery of Shares to an American resident, the ability to exercise the Options or the delivery of Shares resulting from such exercise may be suspended by the Company without prior notice.

10.3	More generally, if the legislation of the country in which the Beneficiary is located makes the delivery of the Shares to such Beneficiary impossible or inopportune, the exercise of the Options or the delivery of the Shares may be suspended without any prior notice by the Company.

In the event that the ability to exercise the Options is suspended due to local regulations, the Company may require Beneficiaries to exercise their Options using a procedure under which Shares are simultaneously sold back to the Company or the Company may pay the affected Beneficiaries an amount equivalent to the net capital gain in euros or in local currency they could have incurred in exercising the Options.

10.4	Neither the Options, not the resulting shares were of will be registered with the US Securities and Exchange Commission or any other US Authority. Shares subscribed for under this Plan may not be sold in the United States. Such Shares may be sold only through Euronext Paris.

10.5	Each Beneficiary is responsible for being informed to the tax consequences (including social charges) as a result of the Options granted to him or her, the Shares and the gains received through the exercise of Options and/or the sale of the Shares. All such taxes and social chares imposed on the Beneficiary shall be his or her sole responsibility. If upon grant of any Options, the delivery or sale of Shares in connection therewith, the Beneficiary’s employer or any member of the Group is responsible for withholding tax or social charges for the amount of the Beneficiary, he or she immediately accepts that the Company suspends the exercise of the Option and/or delay the delivery of Shares resulting from exercise or prohibit the sale of Shares until the Beneficiary has made or arranged for payment of the required amount. Alternatively, the Company has the right to sell all or a portion the Shares in order to reimburse the amounts owed with the proceeds of such sales.

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11.	APPLICABLE LAW

11.1	The present Plan is governed by French Law.

11.2	In case of conflict regarding its interpretation, validity or implementation, the parties will attempt to find an amicable settlement; if not, the dispute will be brought before the competent French Court.

11.3	Provision invalid

Should a provision be deemed invalid for any reason, the enforcement of the Plan will not be affected therefrom and will be construed as closely as possible in accordance with the initial intent.

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ANNEX I

METHOD OF DETERMINATION OF THE PERFORMANCE CONDITIONS

The exercise by the Beneficiaries of the stock Options granted by the Board of Directors on March 4, 2011 will be subject to a performance achieved by the “Company” over the 2011/2014 period (the “Period”).

Such performance will be measured by the evolution of the Group’s Consolidated Operating Income compared to a representative sample of the Group’s competitors based on the following scale:

•	If the evolution of the Group’s Consolidated Operating Income is greater than or equal to that of the sample, then all of the Options will be exercisable pursuant to the conditions provided for in the plan’s rules.

•	If the evolution of the Group’s Consolidated Operating Income is higher or equal to 80% and lower than 100% of that of the sample, then the fraction of Options that will be exercisable will be set by the linear interpolation between 50% and 100% and pursuant to the conditions provided for in the plan’s rules.

•	If the evolution of the Group’s Consolidated Operating Income is less than 80% of that of the sample, then 50% of the Options will be exercisable pursuant to the conditions provided for in the plan’s rules.

The reference sample will include the following companies: Saipem, Subsea 7, Fluor, JGC, Chiyoda and Mac Dermott. The Board of Directors, upon consultation of the Nominations and Remunerations Committee, may make any necessary adjustments in order to preserve the representativeness of the sample and, in particular, decide to replace any of the companies in the sample which may disappear or the financial statements of which would cease to be available or relevant.

The reference financial year for the Company as well as for the companies included in the reference sample will be the last closed financial year as known on the day of this grant of Options, i.e., the 2010 financial year.

It should be noted that the financial year ends on (i) December 31 for Saipem, Subsea 7, Fluor and Mac Dermott, and (ii) March 31 for JGC and Chiyoda (for these last two companies the reference financial year will be 2010/2011 closing on 31st March 2011).

An independent expert appointed by the Board of Directors, upon consultation of the Nominations and Remunerations Committee will carry out the above-mentioned comparison as follows:

1.	The expert will calculate, for the Company and for each company included in the reference sample, the 2010 Consolidated Operating Income as expressed in their currency of account. This 2010 Consolidated Operating Income will constitute the individual 100 index for each company concerned.

2.	The unweighted arithmetic average of the individual 2010 Consolidated Operating Incomes, or 100 expressed in index 100, of the companies included in the reference sample will be the 2010 Reference Index.

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3.	For the Company and for each of the companies included in the reference sample, the expert will calculate for every financial year of the Period, the Consolidated Operating Income expressed by comparison to the individual 100 index mentioned in 1 above. The expert will then calculate, for every financial year of the Period, the unweighted arithmetic average of the Consolidated Operating Income of the companies included in the reference sample expressed in index 100 (the “2011 Reference Index”, “2012 Reference Index”, “2013 Reference Index” and “2014 Reference Index”). To avoid any misinterpretation, it is underlined that intermediate Reference Index (2010 to 2012) will only be used in case of early exercise of the options.

4.	Finally, in order to determine the number of Options which can be exercised by the Beneficiaries, the expert will compare the 2014 Consolidated Operating Income expressed in index 100 of the Company to the 2014 Reference Index.

5.	The expert will proceed with the aforementioned calculations within one month, based on the financial statements published on each anniversary of the present date of grant for the companies included in the reference sample and will notify the number of exercisable Options to the Managing Bank and to the Company.

6.	At each request for the exercise of Options, the Managing Bank will apply the last calculations notified by the expert.

The Options which cannot be exercised due to the lack of performance will be definitively lost.

The determination of the number of Options to be exercised, in case of early exercise, shall be calculated by the Expert who will substitute the 2014 Reference Index with the most recently calculated Reference index.

The basis of an early exercise will be calculated as follows: (i) the basis of an early exercise calculated pursuant to the 2011 Reference Index will be 25% of the number of Options initially granted, (ii) the basis of an early exercise calculated pursuant to the 2012 Reference Index will be 50% of the number of Options initially granted and (iii) the basis of an early exercise calculated pursuant to the 2013 Reference Index will be 75% of the number of Options initially granted.

Moreover, should an early exercise of Options occur at the time when the 2011 Reference Index cannot yet be calculated for the determination of the level of achievement of the performance conditions, the basis of such early exercise will be equal to 15% of the number of Options initially granted.

In the case of fractional rights, the number of Options which can be exercised will be rounded off to the nearest inferior number.

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